SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 17, 2003

                                   DISCO S.A.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   DISCO S.A.
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-4694-8017

                                    001-14292
                                    ---------
                           (Commission File Number)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

On March 13, 2003, DISCO S.A. filed letters with (i) the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange)(the "Letter to the Bolsa") and
(ii) the Comision Nacional de Valores (the Argentine Securities Regulatory Authority)(the "Letter to the Comision") requesting for an extension of the submission of its financial statements for the fiscal year ended December 31, 2002, to May 12, 2003. The unofficial English translation of the Letter to the Bolsa and the Letter to the Comision are attached hereto as Exhibits 1 and 2, respectively.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                DISCO S.A.


Date: March 17, 2003            By:  /s/ Luc de Jong
                                   ----------------------
                                   Name:   Luc de Jong
                                   Title:  Vice President and Acting President
                                           of Disco S.A.

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits       Description
--------       -----------

1. Unofficial English translation of the letter to the Bolsa de Comercio de Buenos Aires, dated March 13, 2003.

2. Unofficial English translation of the Letter to the Comission Nacional de Valores, dated March 13, 2003.

                                                                       Exhibit 1

Messrs.
BOLSA DE COMERCIO
DE BUENOS AIRES


                                                                Ref.: DISCO S.A.
                                          Submission of the Financial Statements
                                     for the Fiscal Year Ended December 31, 2002
                                        Request for Extension until May 12, 2003


For your consideration:

Disco S.A. (the "Company") addresses this Association with respect to the request for an extension of the submission of its financial statements for the fiscal year ended December 31, 2002 (communication dated March 7, 2003).

With respect to the above, I hereby notify you that the Company's new board of directors, which assumed office on February 26 of the present year, has decided to perform an integral review of such financial statements of the Company.

The broader reach of the review referred to that will cover not only the central administration of the Company located in the City of Buenos Aires but also the principal regional units in the country, will require an additional amount of time to that originally estimated. You must also add to this the diverse requirements that the auditors have presented to the Company in order to complete their duties.

In light of this, we are hereby requesting this Institution to grant the Company an extension for the submission of the financial statements for the fiscal year ending December 31, 2002 until May 12, 2003. Not withstanding the request for extension of the term, the Company agrees to use its best efforts in order to provide such financial statements before the requested date in case it is possible to do so.

The Company will continue to comply with the applicable regulations, including the duty to report relevant events, and at the same time would like to inform you that it is submitting an identical request to the Comision Nacional de Valores.

Without anything further, I salute you.

/s/ Luc de Jong
---------------
Luc de Jong
Vice President acting as President of
Disco S.A.

                                                                       Exhibit 2

Messrs.
COMISION NACIONAL
DE VALORES


                                                                Ref.: DISCO S.A.
                                          Submission of the Financial Statements
                                     for the Fiscal Year Ended December 31, 2002
                                        Request for Extension until May 12, 2003


For your consideration:

Disco S.A. (the "Company") addresses this Commission with respect to the request for an extension of the submission of its financial statements for the fiscal year ended December 31, 2002 (communication dated March 7, 2003).

With respect to the above, I hereby notify you that the Company's new board of directors, which assumed office on February 26 of the present year, has decided to perform an integral review of such financial statements of the Company.

The broader reach of the review referred to that will cover not only the central administration of the Company located in the City of Buenos Aires but also the principal regional units in the country, will require an additional amount of time to that originally estimated. You must also add to this the diverse requirements that the auditors have presented to the Company in order to complete their duties.

In light of this, we are hereby requesting this Institution to grant the Company an extension for the submission of the financial statements for the fiscal year ended December 31, 2002 until May 12, 2003. Not withstanding the request for extension of the term, the Company agrees to use its best efforts in order to provide such financial statements before the requested date in case it is possible to do so.

The Company will continue to comply with the applicable regulations, including the duty to report relevant events, and at the same time would like to inform you that it is submitting an identical request to the Bolsa de Comercio de Buenos Aires.

Without anything further, I salute you.

/s/ Luc de Jong
---------------------------
Luc de Jong
Vice President acting as President of
Disco S.A.